UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

	1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

		☒	Merger

		☐	Liquidation

		☐	Abandonment of Registration

		☐	Election of status as a Business Development Company

	2.	Name of fund:

HSBC Portfolios

	3.	Securities and Exchange Commission File No.: 811-08928

	4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

		☐ Initial Application	☒ Amendment

	5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

HSBC Portfolios 4400 Easton Commons, Suite 200 Columbus, OH 43219-3035

	6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brenden P. Carroll Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3458 brenden.carroll@dechert.com

	7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

HSBC Global Asset Management (USA) Inc. (“HSBC”)
(records relating to its services as investment adviser and administrator to HSBC Portfolios)
452 Fifth Avenue, 7th Floor
New York, NY 10018
Richard A. Fabietti: (212) 525-2387

Citi Fund Services
(records relating to its services as subadministrator and fund accounting agent to HSBC Portfolios)
4400 Easton Commons, Suite 200
Columbus, Ohio 43219-3035
Charles Booth: (614) 470-8070

Westfield Capital Management Company, L.P. (records relating to its services as subadviser to HSBC Portfolios) One Financial Center, 23rd Floor Boston, MA 02111 Jenny A. Muller: (617) 428-7184

8.	Classification of fund (check only one):

☒ Management company;
☐ Unit Investment trust; or
☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:
HSBC Global Asset Management (USA) Inc. 452 Fifth Avenue, 7th Floor New York, NY 10018

Subadvisers:
Westfield Capital Management Company, L.P. One Financial Center Boston, MA 02111

Winslow Capital Management, Inc. 4720 IDS Tower 80 S. Eighth Street Minneapolis, MN 55402

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

N/A

(a) Depositor’s name(s) and address(es): (b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐ Yes	☒ No

If Yes, for each UIT state: Name(s): File No.: Business Address:

	15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

December 18, 2015

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

May 20, 2016

If No, explain:

II.	Distribution to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		☒ Yes	☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

On June 24, 2016, in connection with the reorganization of the series of HSBC Portfolios with and into the corresponding series of HSBC Funds, the series of HSBC Portfolios received shares of the corresponding shell series of HSBC Funds.

(b) Were the distributions made on the basis of net assets?

		☒ Yes	☐ No

(c) Were the distributions made pro rata based on share ownership?

		☒ Yes	☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

N/A

Were any distributions to shareholders made in kind?

	☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

N/A

Has the fund issued senior securities?

	☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒ Yes	☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

	☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐ Yes	☒ No

If Yes,

(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $2,147
(ii) Accounting expenses: $0
(iii) Other expenses (list and identify separately):
Proxy printing: $316
Proxy mailing and tabulation: $0
Proxy solicitation: $0
(iv) Total expenses (sum of lines (i)-(iii) above): $2,463
(b) How were those expenses allocated?

The expenses were borne by HSBC Portfolios and indirectly by HSBC pursuant to a contractual agreement.

(c) Who paid those expenses?

See Response to Item 22(b).

(d) How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI:	Mergers Only

	26.	(a) State the name of the fund surviving the Merger:

The series of HSBC Portfolios was reorganized with and into a corresponding shell series of HSBC Funds.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-04782

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was attached as Exhibit C to the Proxy Statement, which was filed by HSBC Portfolios under the Form Type DEF 14A (Accession No. 0001206774-16-004697) on February 29, 2016.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of HSBC Portfolios, (ii) he is the President of HSBC Portfolios, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

August 18, 2017	/s/ Richard A. Fabietti
Richard A. Fabietti
President